United American Petroleum Corp.
3101 Bee Caves Road, Centre II, Suite 301
Austin, TX 78746

February 23, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop 3720

Attn: Doug Jones

Re:	United American Petroleum Corp. Form 8-K Filed January 5, 2011 File No. 000-51465

Dear Mr. Jones:

United American Petroleum Corp., a Nevada corporation (the “Company”), hereby files this correspondence in response to the comment in your letter dated February 9, 2011, regarding the Company’s Form 8-K filed January 5, 2011 (“Form 8-K”), with the Securities and Exchange Commission.

1.  You reported that Forgehouse, Inc. (“Forgehouse”) acquired United American Petroleum Corp. (“United”) on December 31, 2010.  As a result of the merger, (i) United was merged with and into Forgehouse, with Forgehouse as the survivor, (ii) Forgehouse acquired the interests in oil and gas properties in Texas owned by United, and that the oil and gas business will be the ongoing business of the merged entity, (iii) Forgehouse changed its name to “United American Petroleum Corp.,” (iv) Forgehouse assumed all the United’s contractual obligations, (v) United’s chief executive officer and chief operating officer apparently had been the sole shareholders of United prior to the merger, (vi) the chief executive officer and chief operating officer of United together own over 34% of Forgehouse’s common stock subsequent to the merger, (vii) United’s chief executive officer and its chief operating officer respectively became the chief executive officer and chief operating offer of Forgehouse,  and the president of Forgehouse prior to the merger resigned as such, and (viii) the new chief executive officer of the merged entity was named a member of what appears to be subsequent to the merger, a two member Board of Directors, with the new chief executive officer holding a more significant ownership interest in the entity than the other board member.  You described this merger as a “reverse triangular merger” of the entities involved.  Based on all the proceedings, it may be appropriate to account for and report the merger as a reverse acquisition.  Please explain to us your consideration of this.  If you believe that the merger is not a reverse acquisition, explain in detail the basis for your conclusion.

Response:  The Company acquired United on December 31, 2010 (“Merger”).  The Company described the Merger as a “reverse triangular merger” of the entities involved, which the Company believes is the appropriate description of the legal structure of the transaction.

The Company agrees with you that it is appropriate to account for the merger as a reverse acquisition and intends to do so.  The Company intends to file an amended Form 8-K regarding this transaction to provide audited financial statements of United within seventy-one (71) days of the Merger.

Hopefully, this enclosed response letter adequately addresses the issues raised in your comment letter dated February 9, 2011.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

United American Petroleum Corp.

/s/ Christian Negri
Christian Negri
Treasurer